Exhibit 2.1

AGREEMENT OF PURCHASE AND SALE

Between

JASS REALTY COMPANY, LLC, as to an undivided seventy percent (70%)

tenant-in-common interest, SETH EVAN FRANKENTHAL, as to an undivided ten percent (10%) tenant-in-common interest, JEREMY SCOTT FRANKENTHAL, as to an undivided ten percent (10%) tenant-in-common interest, and ANDREW MARC FRANKENTHAL, as to an undivided ten percent (10%) tenant-in-common interest as Purchaser,

and

110 RIVERBEND, LLC

as Seller,

Dated November 24, 2015

AGREEMENT OF PURCHASE AND SALE

EXHIBIT A—Lease Agreement

EXHIBIT B—Legal Description

EXHIBIT C—Base Rent

EXHIBIT D—Performance Guaranty

SCHEDULE I—Severable Property

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AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT OF PURCHASE AND SALE (this “Agreement”) is made and entered into as of the 24th day of November, 2015 (the “Effective Date”) by and between JASS REALTY COMPANY, LLC, Kentucky limited liability company, as to an undivided seventy percent (70%) tenant-in-common interest (“JASS Realty”), SETH EVAN FRANKENTHAL, as to an undivided ten percent (10%) tenant-in-common interest (“Seth”), JEREMY SCOTT FRANKENTHAL, as to an undivided ten percent (10%) tenant-in-common interest (“Jeremy”), and ANDREW MARC FRANKENTHAL, as to an undivided ten percent (10%) tenant-in-common interest (“Andrew”) (JASS Realty, Seth, Jeremy and Andrew are collectively referred to herein as the “Purchaser”), and 110 RIVERBEND, LLC, an Ohio limited liability company (“Seller”).

PRELIMINARY STATEMENTS

WHEREAS, Seller, as the fee simple owner of the Premises (as defined below), desires to sell to Purchaser, and Purchaser desires to purchase and accept the Premises, upon the terms and conditions set forth in this Agreement; and

WHEREAS, as a condition to Purchaser’s agreement to purchase the Premises, Purchaser is requiring Seller to cause its parent company, The Delaware County Bank & Trust Company, an Ohio corporation (“DCB”), to execute and deliver at or prior to Closing (as defined below) a lease agreement in form and substance substantially similar to the lease agreement attached to and made a part of this Agreement as Exhibit “A” (the “Lease”).

AGREEMENT

For and in consideration of the mutual covenants and promises hereinafter set forth, the parties hereto do hereby mutually covenant and agree as follows:

Section 1. Agreement To Purchase. Seller hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Seller, for the Purchase Price (as defined in Section 2 hereof) and other good and valuable consideration, and subject to and upon each and every of the terms and conditions hereinafter set forth, the following (collectively, the “Premises”):

fee simple interest in the approximately 5.44 acre parcel of land located at 110 Riverbend Avenue, Lewis Center, Ohio more particularly described on Exhibit “B” attached to and made a part of this Agreement (the “Land”);

all of the buildings, structures, fixtures, facilities, installations and other improvements of every kind and description now or hereafter in, on, over and under the Land and any and all existing plumbing, gas, electrical, ventilating, lighting and other utility systems, ducts, hot water heaters, oil burners, domestic water systems, elevators, escalators, canopies, air conditioning systems and all other building systems and fixtures attached to or comprising a part of the building, but excluding Severable Property as set forth on Schedule I hereto (the “Improvements”); and

all easements, rights-of-way, appurtenances and other rights and benefits thereunto belonging, all public or private streets, roads, avenues, alleys or passways, open or proposed, on or abutting the Land, any award hereafter made to or to be made in lieu thereof, and any award hereafter made for damage to the Land or any part thereof by reason of a change of grade in any street, alley, road or avenue, as aforesaid (all of the foregoing being included within the term “Land”).

Section 2. Purchase Price. The purchase price to be paid to Seller for the Premises shall be Eight Million Two Hundred Thirty Thousand Dollars ($8,230,000) (the “Purchase Price”). The Purchase Price shall be paid by Purchaser by bank wire of same day funds as follows:

Fifty Thousand Dollars ($50,000) (the “Initial Deposit”) shall be paid within five (5) day from the Effective Date to DCB Title Services, LLC, 110 Riverbend Avenue P.O. Box 623 Lewis Center, Ohio 43035, Attention: Charles M. Diersing, Esq. (the “Escrow Agent”);

One Hundred Thousand Dollars ($100,000) (the “Additional Deposit”) (the Initial Deposit and, if paid pursuant to the terms of this Agreement, the Additional Deposit together with all interest earned thereon shall be collectively referred to herein as the “Earnest Money”) shall be paid to the Escrow Agent within three (3) business days after the expiration of the Due Diligence Period (as defined in Section 4 of this Agreement). Upon the expiration of the Due Diligence Period, the Earnest Money shall be deemed to be non-refundable except as may be otherwise expressly set forth in this Agreement. The Earnest Money will be placed in an interest-bearing account in an insured money market fund account for the benefit of Purchaser, to be dealt with as provided in subsection 14(a) of this Agreement; and

At Closing the balance of the Purchase Price shall be deposited with the Escrow Agent and shall be paid to Seller.

Section 3. Lease/Rent. At Closing (as defined in Section 6 hereof) the Premises shall be leased by Purchaser, as lessor, to DCB, as lessee, pursuant to the Lease and the annual rent thereunder (the “Base Rent”) shall be as is set forth on Exhibit “C” attached hereto and made a part hereof.

Section 4. Due Diligence.

(a)          Notwithstanding any provision contained herein to the contrary, the Agreement is expressly contingent upon Seller and DCB obtaining all regulatory approvals as may be required for the consummation of the transactions contemplated by this Agreement (the “Regulatory Approvals”). Seller and DCB will have a period of time commencing upon the Effective Date and ending on such date that is thirty (30) days after the Effective Date (the “Notice Due Date”) to deliver to Purchaser a written notice (the “Regulatory Approvals Notice”) indicating that Seller and DCB have obtained any and all necessary or appropriate Regulatory Approvals, if any, for the consummation of the transactions contemplated by this Agreement and that the condition, which is contained in this Section 4(a), has been satisfied. If Seller is unable to obtain all of the necessary or appropriate Regulatory Approvals for the consummation of the transactions contemplated by this Agreement by or before the Notice Due Date, then Seller may, at its sole discretion by giving written notice to Purchaser, elect to extended the Notice Due Date by an additional fifteen (15) days (the “Extended Notice Due Date”). In the event that Seller does not deliver the Regulatory Approvals Notice within two (2) business days following the Notice Due Date or the Extended Notice Due Date, if applicable, then this Agreement will terminate and the Earnest Money will be returned to Purchaser, and, except as otherwise set forth herein, the parties will have no further obligations to each other.

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(b)          With reasonable promptness and in any event no later than five (5) business days from the Effective Date, Seller shall deliver to Purchaser the following items:

(i)          any survey(s), map(s) and/or plat(s) of the Land currently in the possession or control of Seller;

(ii)         any existing title insurance policies insuring title to the Land for the benefit of Seller or a lender to Seller in the possession or control of Seller;

(iii)        any existing “as-built” plans and specifications in the possession or control of Seller;

(iv)        copies of any existing leases, if any, between Seller or the Company and tenants of the Premises;

(v)         any existing environmental and/or engineering reports in possession or control of Seller; and

(vi)        any copies of the certificate(s) of occupancy to related to the buildings on the Land in the possession or control of Seller.

Purchaser acknowledges that any of the information provided pursuant to this Section 4(b) was obtained from a variety of sources and Seller has not made any independent investigation or verification of such information; and, except as specifically set forth in this Agreement or in the Deed, as such term is defined in Section 7(a)(i) below, Seller does not make any representations as to the accuracy or completeness of such information.

(c)          Following the delivery of the Regulatory Approvals Notice, Purchaser (at its cost and expense) shall promptly obtain any and all reports, assessments, or surveys Purchaser desires in order to conduct its due diligence efforts, including, without limitation, the following items:

(i)          a certified ALTA/ACSM “as built” survey (the “Survey”) of the Premises;

(ii)         an owner’s title insurance commitment and copies of all title exception documents referenced therein (collectively, the “Commitment”) with respect to the Premises issued by Escrow Agent for an ALTA 2006 Form policy with extended coverage and such endorsements as requested by Purchaser bearing a date subsequent to the Effective Date; and

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(iii)        a current MAI appraisal in form and substance reasonably satisfactory to Purchaser (the “Appraisal”), prepared by an appraiser acceptable to Purchaser.

(d)          Purchaser shall have thirty (30) days following Purchaser’s receipt of the Regulatory Approvals Notice (the “Due Diligence Period”) within which to reasonably object in writing to the substantive matters reflected in any due diligence materials. If Purchaser shall timely provide Seller with any such objection, Seller shall within fifteen (15) days thereafter (the “Cure Period”) (i) remove or cure any such matters to which Purchaser has objected, or (ii) enter into an agreement in form and substance reasonably acceptable to Purchaser to remove or cure such matters prior to Closing and proceed to Closing. If Seller shall fail to remove or cure, or agree to remove or cure, such matters to which Purchaser has reasonably objected within such Cure Period or if in the reasonable judgment of Purchaser such matters cannot be cured or if any title defect appears between the expiration of the Due Diligence Period and Closing, then Purchaser shall have the right to proceed to waive such objections or title defect and proceed to Closing (without any adjustment to the Purchase Price) or terminate this Agreement by delivering a written termination notice within five (5) business days after the expiration of the Cure Period. In the event of such termination the Earnest Money shall be returned to Purchaser and neither party shall have any further obligation under this Agreement except as specifically set forth herein. If Purchaser fails to timely terminate this Agreement pursuant to the terms set forth above in this Section 4(d), Purchaser shall be deemed to have waived its due diligence contingency.

(e)          On the Closing Date, Seller shall deposit $1,600,000 of the Purchase Price into a segregated deposit account in the name of Seller at DCB (the “Renovation Account”), which funds shall be used solely for costs (hard and soft costs) and expenses of any kind incurred by Seller or DCB in connection with DCB’s plans to renovate a portion of the Improvements (the “Proposed Renovations”). The funds in the Renovation Account shall be available to Seller to cause completion of the Proposed Renovations for a period of two (2) years following the Closing Date. The parties hereto acknowledge and agree that Seller’s Proposed Renovations will not be a renovation of the entire building or existing Improvements. Rather, the Proposed Renovations shall only relate to the portion of the building or Improvements that DCB does not intend to sublease at some time during the term of its tenancy under the Lease. Prior to commencement of the construction of the Proposed Renovations, Seller or DCB shall present the plans and specifications for the Proposed Renovations to Purchaser, and Purchaser may, at Purchaser’s reasonable discretion, reject such plans and specifications if the Proposed Renovations alter the Premises in a manner that is not consistent with its use as a commercial office building. If Purchaser fails to respond to Seller within ten (10) days after receipt of the plans and specification for the Proposed Renovations, then Purchaser shall be deemed to have accepted such plans and specifications. Seller shall be solely responsible to pay all of the costs and expenses of the Proposed Renovations even if such costs and expenses exceed $1,600,000. The obligations of Seller under this Section 4(e) shall survive the execution, delivery and recordation of the Deed. At the Closing, DCB shall execute a guaranty of performance with respect to the Proposed Renovations in form and substance substantially similar to Exhibit “D” attached hereto.

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(f)          Seller shall cause DCB to deliver its most recent annual audited financial statements and its unaudited quarterly financial statements for its current fiscal year to Purchaser within five (5) days after Purchaser’s receipt of the Regulatory Approvals Notice. Purchaser shall have fifteen (15) days following Purchaser’s receipt of the foregoing financial statements of DCB to approve or reject DCB as an acceptable (in Purchaser’s sole discretion) tenant under the Lease. If Purchaser fails to deliver a written termination notice to Seller within such fifteen-day period, Purchaser shall be deemed to have approved of DCB as an acceptable tenant under the Lease.

Section 5. Inspection; Due Diligence. During the term of this Agreement, Purchaser or its agents, representatives, consultants and contractors shall be permitted access to the Premises upon reasonable notice to Seller so long as Purchaser shall not interfere with the operations of Seller or DCB. Purchaser shall have until the expiration of the Due Diligence Period to inspect the Premises and perform whatever investigations, tests and inspections Purchaser deems reasonably appropriate. Seller shall cooperate with Purchaser’s due diligence review and shall make available to Purchaser, upon reasonable notice and during business hours, all books and records concerning the operation and maintenance of the Premises. Upon Purchaser’s request for specific information, Seller shall also make available to Purchaser (i) all public information concerning Seller’s and DCB’s general business affairs and (ii) financial information which would comply with Securities and Exchange Commission requirements for reporting by a public company for the most recent annual and quarterly fiscal periods of DCB. Prior to the expiration of the Due Diligence Period, Purchaser shall have the right to terminate this Agreement if Purchaser’s due diligence reveals any matters which would make the Premises or the transaction contemplated by this Agreement unacceptable to Purchaser in Purchaser’s sole discretion.

Notwithstanding anything herein to the contrary, Seller shall have the right to reasonably regulate all access to the Premises permitted under this Agreement. Purchaser shall give Seller at least two (2) business days prior written notice of its intention to conduct any such inspections or surveys, and Seller reserves the right to have a representative present to monitor Purchaser’s activities on the Premises. The scope of any proposed intrusive or invasive surveys or inspections shall be subject to Seller’s prior consent, which may not be unreasonably withheld, conditioned or delayed.

As a condition to permitting any inspection or survey under this Agreement, Purchaser shall provide reasonable evidence to Seller that Purchaser (and, if applicable, Purchaser’s agents and representatives) has in force general liability and worker’s compensation insurance with coverage of not less than One Million Dollars ($1,000,000.00) to protect Seller and DCB against any and all liability, claims, demands, damages and costs (including, without limitation, reasonable attorneys’ fees and expenses) which may occur as a result of any activity of Purchaser or Purchaser’s representatives on or around the Premises. This insurance requirement shall not limit or release Purchaser’s indemnification obligations contained within this Agreement. Purchaser shall not perform any borings or invasive testing at the Premises without the prior written consent of Seller, which may not be unreasonably withheld, conditioned or delayed. If Purchaser or its representatives undertake any borings or other disturbance of the soil, the soil shall be re-compacted to its condition immediately prior to any such borings or other disturbance. Purchaser shall obtain at its own expense a certificate from a licensed soils engineer that certifies that such disturbance has been re-compacted to such condition.

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Purchaser agrees (which agreement shall survive Closing or expiration or earlier termination of this Agreement) to indemnify, defend, and hold harmless Seller, DCB, and their affiliates (collectively, the “Companies”) and the Companies’ employees, representatives, consultants, affiliates, agents, and other related personnel (together with the Companies, collectively, the “Indemnified Parties”) from any and all loss, injury, damage, claim, lien, obligation, damages, lawsuits, deficiencies, claims, demands, liabilities, cost or expense, reasonable attorney’s fees and costs (including reasonable attorneys’ fees, expert fees and court costs whether or not arising out of third party claims), or action (including without limitation causes of action based on statutory or common law) arising out of (a) any inspection or survey conducted by Purchaser (or Purchaser’s agents or representatives) pursuant to this Agreement, or (b) any negligent or wrongful act or omission of Purchaser (or Purchaser’s agents or representatives) relating to or arising from Purchaser’s (or Purchaser’s agents or representatives) inspection of, or presence on, the Premises (the “Losses”); provided that Purchaser shall have no obligation to indemnify any of the Indemnified Parties for Losses arising from: (i) pre-existing conditions except to the extent that Purchaser’s inspections are responsible for exacerbating such pre-existing condition, (ii) the discovery by Purchaser or its agents, consultants or contractors of any hazardous materials or adverse conditions on the Premises, (iii) the errors or omissions of the Companies’ or any of their respective employees, agents, consultants, contractors or subcontractors; (iv) the release or spread of any hazardous materials which are discovered (but not deposited) on or under the Premises by Purchaser or its agents, consultants or contractors unless such release or spread is caused by the negligence or willful misconduct of Purchaser or its agents, consultants or contractors after such discovery; (v) any diminution in value in the Premises not caused by Purchaser (or Purchaser’s agents, consultants, contractors, or representatives) arising from or relating to matters discovered by Purchaser and its agents, consultants or contractors during their testing and investigations of the Premises; or (vi) any latent defects in the Premises discovered but not caused by Purchaser or Purchaser’s agents, consultants, contractors, or representatives.

Section 6. Closing. Subject to the provisions of Section 7 of this Agreement, the closing of the purchase and sale transaction contemplated by this Agreement (the “Closing”) shall occur on a date selected by Purchaser and communicated in writing to Seller, which date shall be no earlier than January 4, 2016 and no later than sixty (60) days after the expiration of the Due Diligence Period (the “Closing Date”). The Closing shall occur on the Closing Date at 10:00 a.m. in the offices of Seller unless another place of Closing is mutually agreed to by Seller and Purchaser.

At the Closing, and as a condition of Purchaser’s obligation to close, Seller shall own the Premises free and clear of any and all liens, encumbrances, tenancies, leases, covenants, conditions and restrictions (collectively, “Encumbrances”) except for the following (collectively, the “Permitted Encumbrances”): (a) any exceptions as may be approved in writing by Purchaser; (b) the lien of real estate taxes and assessments not yet due and owing; (c) all applicable zoning and building laws, ordinances and regulations; and (d) all easements and encumbrances not objected to by Purchaser or otherwise expressly assumed by Purchaser and contemplated by this Agreement. Seller shall not without the written consent of Purchaser (which consent (i) shall not be unreasonably withheld, conditioned or delayed prior to the expiration of the Due Diligence Period, and (ii) may be withheld, in Purchaser’s sole discretion, after the expiration of the Due Diligence Period), (i) enter into any lease, sublease or other occupancy agreement with respect to the Premises or any portion thereof, (ii) grant or amend any easement, tenancy, security interest, covenant or encumbrance of any kind in, to or affecting the Premises to any person for the duration of this Agreement, or (iii) materially modify or alter the Premises or construct any improvements thereon, or cause or allow the same to be done by any third party.

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Section 7. Conditions to Closing. (a) Purchaser shall not be obligated to close the purchase and sale transaction contemplated by this Agreement until all of the following conditions have been satisfied or waived in writing by Purchaser:

(i)          Seller shall have executed and delivered a Limited Warranty Deed (the “Deed”) in form and substance such that a national title insurance company will insure the validity thereof under its standard ALTA Form B owner’s policy of title insurance at standard rates, free and clear of all liens and encumbrances except the Permitted Encumbrances;

(ii)         Seller shall assigned and delivered to Purchaser all permits, approvals, service contracts accepted in writing by Purchaser, all service warranties and other items relating to the ownership of the Premises;

(iii)        [Intentionally Deleted];

(iv)        Seller shall have executed and delivered to Purchaser an owner’s affidavit sufficient to allow the issuer of the Commitment to insure against any and all mechanics and materialmen’s liens, all rights of all parties in possession with respect to the Premises other than DCB under the Lease, and the other items addressed in the owner’s affidavit;

(v)         Seller shall have delivered to Purchaser certificates in form and substance satisfactory to Purchaser evidencing the insurance coverage and policies to be carried by DCB, as lessee, under the terms of the Lease naming Purchaser or Purchaser’s nominee or assigns (if any) as additional insured (other than with respect to worker’s compensation coverage);

(vi)        Seller shall have delivered to Purchaser evidence, which is reasonably satisfactory to Purchaser and the Escrow Agent, authorizing the sale of the Premises and the execution and delivery of the documents referred to herein to which Seller is a party;

(vii)       [Intentionally Deleted];

(viii)       There shall have been no material adverse change in the financial condition of Seller or DCB from the Effective Date;

(ix)         Seller shall have delivered to Purchaser a “nonforeign” certificate in form and substance reasonably satisfactory to Purchaser, or such other evidence that Seller is not a “foreign person” within the meaning of Internal Revenue Code Section 1445 as Purchaser may reasonably require;

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(x)          All representations, warranties and covenants of Seller set forth herein shall have been true and correct in all material respects when made and Seller shall have executed and delivered to Purchaser at Closing a certificate stating that all such representations, warranties and covenants remain true and correct in all material respects at and as of the Closing;

(xi)         Seller shall have executed and delivered to the Escrow Agent a Form 1099-S, Proceeds From Real Estate Transactions;

(xii)        Seller shall have executed and delivered to Purchaser a document evidencing that the DCB Lease (as defined in Section 10(h) hereof) has been or will be terminated as of or prior to the Closing; and

(xiii)       Seller shall have executed and delivered to Purchaser such further documents as reasonably may be reasonably required or requested by Purchaser in order to fully and legally close this transaction.

(b)          Seller shall not be obligated to close the purchase and sale transaction contemplated by this Agreement until all of the following conditions have been satisfied or waived in writing by Seller

(i)          None of the Regulatory Approvals, which were obtained by Seller or DCB pursuant to Section 4(a) of this Agreement, shall have been rescinded or terminated by the regulatory authorities issuing such Regulatory Approvals. In the event that such regulatory authorities rescind or terminate any such Regulatory Approvals, then this Agreement will terminate, the Earnest Money will be returned to Purchaser, and except as otherwise set forth herein, the parties will have no further obligations to each other;

(ii)         Purchaser, as lessor, shall have executed and delivered to DCB and Seller a total of two (2) original counterparts of the Lease with respect to the Premises;

(iii)        Purchaser shall have delivered to Seller a certified copy of the resolutions of each of the members of JASS Realty authorizing the purchase of the Premises and the execution, delivery and performance of the documents referred to herein including, without limitation, the Lease, to which Purchaser is a party;

(iv)        All representations, warranties and covenants of Purchaser set forth herein shall have been true and correct in all material respects when made and Purchaser shall have executed and delivered to Seller at Closing a certificate stating all such representations, warranties and covenants remain true and correct in all material respects at and as of the Closing; and

(v)         Purchaser shall have executed and delivered to Seller such further documents as may reasonably be required or requested by Seller in order to fully and legally close this transaction.

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Section 8. Prorations. In view of the continuing relationship between Seller’s affiliate, DCB, as lessee, and Purchaser, as lessor, under the Lease, and the obligations of lessee, under the terms and conditions of the Lease, there shall be no proration of insurance, taxes, special assessments, utilities or any other costs.

Section 9. Risk of Casualty Loss. From the date hereof until Closing, Seller shall continue to maintain the Premises and all other improvements in good condition and repair, subject to reasonable wear and tear, and promptly notify Purchaser of the occurrence of any event known to it which materially affects the value or utility of the Premises for its current use. Any and all risks associated with ownership of the Premises shall be borne by Seller from the date hereof until Closing. If the Premises is substantially damaged or condemned as to a material part prior to the Closing Date and is not substantially repaired or restored on or before the Closing Date, Purchaser may, at its election, (i) terminate and cancel this Agreement in which event Earnest Money shall be returned to Purchaser and Seller and Purchaser shall be relieved and discharged of any further liability or obligation under this Agreement, or (ii) proceed to Closing in which event the occurrence shall be dealt with under the terms of the Lease as if it had occurred immediately after the commencement date of the Lease.

Section 10. Representations of Seller. Seller represents and warrants to and covenants with Purchaser as follows:

(a)          DCB is a banking corporation duly formed, validly existing, and in good standing under the laws of Ohio and qualified to do business in the State of Ohio, and Seller is a limited liability company duly formed, validly existing, and in full force and effect under the laws of the State of Ohio and qualified to do business in the State of Ohio;

(b)          At Closing, Seller shall have the full power and authority to enter into this Agreement, to carry out the transactions contemplated hereby and to execute, deliver and perform each document referred to herein to which Seller is a party. At Closing, the execution and delivery of this Agreement, the consummation of the transactions described herein, and/or the execution, delivery and performance of the documents referred to herein to which Seller is a party has or will constitute a violation or breach of any of the terms of any contract or other instrument to which Seller or DCB is a party or by which any of Seller’s or DCB’s assets or property may be affected, expressly including the Lease. This Agreement and all documents executed by Seller and/or DCB which are to be delivered to Purchaser at or prior to the Closing are or at the time of Closing will be duly authorized, executed, and delivered by Seller and DCB, as the case may be, and are or at the time of Closing will be legal, valid and binding obligations of Seller and DCB, as the case may be, enforceable in accordance with their terms;

(c)          There are no pending, and to Seller’s actual knowledge, threatened, claims, suits, actions, demands or other proceedings against Seller, DCB, or the Premises before any court or governmental, administrative or regulatory agency or other authority or arbiter, for any reason of any kind, including, but not limited to any action which may restrain, enjoin, or otherwise prevent the consummation of or otherwise challenge the transactions contemplated by this Agreement;

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(d)          To Seller’s actual knowledge, Seller has received no written notice from any governmental authority that the Premises violate any applicable laws, rules, regulations, codes, covenants or restrictions;

(e)          At Closing, Seller shall be the owner of title in fee simple to the Premises, subject only to the Permitted Encumbrances, and no person has any option to purchase or first refusal rights with respect to the Premises or any part thereof, except as expressly set forth in the Lease or the Permitted Encumbrances;

(f)          To Seller’s actual knowledge, Seller has received no notice from any governmental authority of any proposed condemnation of any portion of the Premises;

(g)          To Seller’s actual knowledge, there are no special assessments pending against the Premises by any governmental agency or authority;

(h)          Except for the DCB Lease, Seller is not a party to any leases, subleases or other occupancy agreements with respect to the Premises and there are no tenants, sub-tenants or other occupants other than Seller in possession of the Premises or any part thereof. “DCB Lease” means that certain Lease Agreement dated as of July 31, 2015, by and between Seller and DCB;

(i)          Seller agrees to use its reasonable efforts to satisfy all conditions set forth in Sections 4(a) and 7(a) of this Agreement on or prior to the Closing Date.

Section 11. Representations of Purchaser. Purchaser represents and warrants to and covenants with Seller as follows:

(a)          JASS Realty is a limited liability company duly formed, validly existing, in full force and effect and in good standing under the laws of the Commonwealth of Kentucky, is duly qualified to transact business as a foreign limited liability company under the laws of the State of Ohio, and has all requisite power and authority to acquire the Premises, to enter into this Agreement, to carry out the transactions contemplated hereby and thereby, and to execute and deliver each document referred to herein to which Purchaser is a party;

(b)          This Agreement and all documents executed by Purchaser which are to be delivered to Seller and/or DCB at or prior to the Closing are or at the time of Closing will be duly authorized, executed, and delivered by Purchaser, and are or at the time of Closing will be legal, valid and binding obligations of Purchaser enforceable in accordance with their terms;

(c)          There are no actions, proceedings or investigations pending involving Purchaser which question the validity of this Agreement or adversely affect Purchaser’s ability to consummate the transactions contemplated by this Agreement or the Lease;

(d)          The execution, delivery and performance by Purchaser of this Agreement will not violate, or constitute a default under, any provision of JASS Realty’s governance documents or of any agreement or other instruments to which any of JASS Realty, Seth, Jeremy or Andrew is a party or by which any of JASS Realty, Seth, Jeremy or Andrew, or any of their respective property, is bound; and

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(e)          Purchaser agrees to use its reasonable efforts to satisfy all conditions set forth in subsection 7(b) of this Agreement on or prior to the Closing Date.

Section 12. Notices. All notices given or delivered under this Agreement shall be in writing and shall be validly given when sent by a courier or express service guaranteeing overnight delivery or by telecopy, with original being sent promptly as otherwise provided above, addressed as follows:

If intended for Purchaser:	JASS Realty Company, LLC 707 Skokie Boulevard, Suite 405 Northbrook, Illinois 60062 Attention: Stuart J. Frankenthal Facsimile: (847) 291-9703

With a copy to:	Stoll Keenon Ogden PLLC 2000 PNC Plaza 500 West Jefferson Street Louisville, Kentucky 40202 Attention: Jordan S. Green Facsimile: (502) 627-8744

If intended for Seller:

110 Riverbend, LLC

c/o The Delaware County Bank and Trust Company

110 Riverbend Avenue

Lewis Center, Ohio 43035

Attention: J. Daniel Mohr, Executive Vice President and Chief Financial Officer

Facsimile:  (740) 657-7511

With a copy to:	Porter Wright 41 S. High Street, 31st Floor Columbus, Ohio 43215 Attention: Timothy E. Grady, Esq. Facsimile: (614) 227-2100

or such other person or address which Seller or Purchaser shall have given upon notice as herein provided. Notices given by facsimile/telecopy shall be deemed delivered on the day such notices are sent. Notices given by any other means described herein shall be deemed delivered on the first (1st) business day after such notices are sent. As used in this Agreement, the term “business day” means each day of the week other than Saturdays, Sundays and other days on which the United States Postal Service is closed to the public.

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Section 13. Assignment. Except as otherwise set forth in the immediately succeeding sentence, the rights and obligations of Purchaser arising under this Agreement may not be assigned without the prior written consent of Seller, which consent will not be unreasonably withheld, conditioned or delayed. The rights and obligations of Purchaser under this Agreement may be assigned to any special purpose entity formed for the sole purpose of entering into the transaction contemplated by this Agreement, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. In any assignment that may be made by Purchaser of its rights and obligations under this Agreement, Purchaser shall remain primarily liable under this Agreement. Seller may not assign its rights under this Agreement.

Section 14. Earnest Money; Remedies.

(a)          The Earnest Money shall be dealt with as provided in this subsection 14(a).

(i)          Subject to the provisions of subsection 14(a)(ii) of this Agreement, if the Closing of the purchase and sale transaction contemplated by this Agreement shall fail to occur pursuant to the terms hereof for any reason, Escrow Agent shall immediately return the Earnest Money to Purchaser;

(ii)         If Purchaser shall be obligated by the provisions of this Agreement to consummate the purchase and sale transaction contemplated by this Agreement and shall fail to do so, (A) Seller’s sole remedy against Purchaser shall be to receive the Earnest Money from Escrow Agent, as liquidated damages and not as a penalty; and (B) the Escrow Agent shall, and is hereby authorized and instructed to, return promptly to Purchaser and Seller all documents and instruments to the parties who deposited same and to deliver the Earnest Money to Seller. Purchaser and Seller acknowledge that actual damages suffered by Seller in such event will be difficult or impossible to measure and that the amount of the Earnest Money represents a good-faith estimate thereof; and

(iii)        At Closing, the Earnest Money shall be paid to Seller as part of the Purchase Price.

(b)          If Seller shall be obligated by the provisions of this Agreement to consummate the purchase and sale transaction contemplated by this Agreement and shall fail to do so, in addition to a return of the Earnest Money, Purchaser shall have the remedy of specific performance.

Section 15. Brokerage Commission. Each of the parties represents and warrants to the other that neither party dealt with, negotiated through or communicated with any broker in connection with this transaction other than Continental Realty/Cushman & Wakefield, whose fees shall be paid by Seller if, as and when Closing occurs. Each party shall indemnify, defend and hold harmless the other party from and against any and all claims, loss, costs and expenses, including reasonable counsel fees, resulting from any claims that may be made against such party by any other broker claiming a commission by, through or under the other party.

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Section 16. Transaction Costs.

(a)          Purchaser shall be solely responsible for the following costs: (i) all costs and expenses related to Purchaser’s counsel incurred in connection with the transactions contemplated hereunder; (ii) all due diligence costs and expenses, including, without limitation, any costs or expenses related to engineering, environmental or zoning reports or assessments, the Appraisal, the Commitment, the final title policy, the Survey, recording charges, and one-half of the escrow fees; and (iii) any other costs and expenses not identified in this sub-part (a) or sub-part (b) below.

(b)          Seller shall be solely responsible for the following costs: (i) all property transfer taxes and deed stamp taxes; (ii) all costs and expenses related to Seller’s counsel incurred in connection with the transactions contemplated hereunder; and (iii) one-half of the escrow fees.

The terms of this Section 16 shall survive Closing or the earlier termination of this Agreement.

Section 17. Miscellaneous.

(a)          The provisions of this Agreement shall not be amended, waived or modified except by an instrument, in writing, signed by both Seller and Purchaser.

(b)          In construing this Agreement, the singular shall include the plural, the plural shall include the singular and the use of any gender shall include every other and all genders.

(c)          All sections and descriptive headings of this Agreement are inserted for convenience only and shall not affect the construction or interpretation hereof.

(d)          This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one and the same instrument. To facilitate execution of this Agreement and any amendments thereto, the parties may execute and exchange by telephone facsimile or portable document format (PDF) counterparts of the signature pages.

(e)          This Agreement and the exhibits hereto constitute the entire understanding between the parties with respect to the Premises.

(f)          The waiver of either party of any breach or default by the other party under any of the terms of this Agreement shall not be deemed to be, nor shall the same constitute, a waiver of any subsequent breach or default on the part of the other party.

(g)          This Agreement shall be used as instructions to the Escrow Agent, as escrow agent, which may attach hereto its standard conditions of acceptance of escrow; provided, however, that in the event of any inconsistency between such standard conditions of acceptance and the terms of this Agreement, the terms of this Agreement shall prevail.

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(h)          In connection with any litigation maintained in connection with this Agreement, the prevailing party shall collect from the non-prevailing party all costs associated with such litigation including reasonable attorney’s fees at all trial and appellate levels.

(i)          This Agreement shall be construed and enforced pursuant to the laws of the state in which the Premises are located.

(j)          Time shall be of the essence with respect to all matters contemplated by this Agreement.

(k)          Seller and Purchaser shall each from time to time execute such agreements, documents, instruments and certificates and take such other action as the other party may reasonably request in writing in order to effectuate the terms and provisions of this Agreement.

(l)          All representations, warranties, covenants, agreements and obligations of the parties hereto (other than (i) Seller’s representations, warranties and covenants set forth in Section 7(b)(1), 10(a), and 16, and (ii) each party’s respective covenants, agreements and obligations set forth in Section 15 and the last paragraph of Section 5, all of which shall perpetually survive the Closing) shall, notwithstanding any investigation by any party hereto, survive the Closing for a period of one (1) year, and the same shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Notices of a claim must be delivered to the other party prior to the expiration of the survival period set forth in this Section 17(k) and thereafter, no other claims may be initiated.

(m)          All consents, approvals, decisions and other actions to be given, made and/or taken by Purchaser under this Agreement shall require the written consent and authorization of JASS Realty.

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Section 18. AS IS. Purchaser acknowledges and agrees that, other than expressly set forth in this Agreement, neither Seller nor any of its affiliates (including, without limitation, DCB) makes any representations or warranties, express or implied, as to the Premises (or any portion thereof). Purchaser has conducted, or will conduct, all inspections of the Premises to its full and complete satisfaction, and if Purchaser acquires the Premises from Seller, Purchaser acknowledges that it will be purchasing the Premises with full knowledge of any and all conditions of the Premises. Purchaser acknowledges that it is fully capable of evaluating the suitability of the Premises for Purchaser’s intended use. Other than as expressly set forth in this Agreement or any document to be delivered by Seller at Closing, by purchasing the Premises, Purchaser agrees to accept the Premises “AS IS,” “WHERE IS” and “WITH ALL FAULTS” and subject to any condition which may exist, without representation or warranty by Seller or DCB. Purchaser hereby expressly acknowledges and agrees that (i) Purchaser has determined the status and condition of the Premises, including, without limitation, environmental conditions, environmental regulations, zoning classifications, building regulations and governmental entitlement and development requirements applicable to the Premises and Purchaser has thoroughly inspected and examined the Premises to the extent deemed necessary by Purchaser in order to enable Purchaser to evaluate the purchase of the Premises, and (ii) except with respect to the representations, warranties and covenants of Seller expressly set forth in this Agreement or in the documents to be delivered at Closing, Purchaser has relied solely upon such inspections, examination and evaluation of the Premises by Purchaser in purchasing the Premises on an “AS IS,” “WHERE IS” and “WITH ALL FAULTS” basis, without representations, warranties or covenants express or implied, of any kind or nature. Purchaser hereby further acknowledges and agrees that warranties of merchantability and fitness for a particular purpose are excluded from the transactions contemplated hereby, as are any warranties arising from a course of dealing or usage of trade. Except with respect to the representations, warranties and covenants of Seller expressly set forth in this Agreement or in the documents to be delivered at Closing, Purchaser acknowledges and agrees that the sale provided for herein is made without any warranty by Seller or DCB as to the nature or quality of the Premises; the development potential of the Premises; the history or activities on the Premises prior to Seller’s period of ownership; the quality of labor and/or materials included in any of the improvements; the fitness of the Premises for and/or the soil conditions existing at the Premises for any particular purpose or development potential; the presence or suspected presence of hazardous waste or substances on, about or under the Premises; or the zoning or other legal status of the Premises. Except as specifically set forth in this Agreement or the documents to be delivered by Seller at Closing, Purchaser acknowledges and agrees that no person acting on behalf of Seller is authorized to make, and by the execution hereof Purchaser hereby acknowledges that no person has made, any representation, agreement, statement, warranty, guaranty or promise regarding the Premises, or the transactions contemplated herein, or regarding the zoning, construction, physical condition or other status of the Premises, and no representation, warranty, agreement, statement, guaranty or promise, if any made by any person acting on behalf of Seller which is not contained herein shall be valid or binding upon Seller.

Section 19. Confidentiality.

(a)          Prior to Closing, all information regarding DCB, Seller or the Premises, which is not a matter of public record or otherwise in the public domain, supplied by Seller or DCB (the “Confidential Information”) shall be held in strict confidence by Purchaser; provided that, Purchaser may disclose the Confidential Information to the following parties (collectively, the “Permitted Parties”): (i) partners, members, shareholders, directors, officers, affiliates, agents, contractors, employees and their respective successors and assigns, (ii) consultants of Purchaser, (iii) potential investors and lenders in connection with a loan, which is to be secured by the Premises (including their respective employees, consultants, attorneys and accountants), (iv) Purchaser’s counsel, and (v) Purchaser’s accountants. Purchaser shall inform such Permitted Parties of the confidential nature of the Confidential Information.

(b)          Notwithstanding any of the foregoing, Purchaser shall have no obligation to maintain confidentiality of (and such matters shall not be included within the definition of “Confidential Information”) the following: (i) any information in the public domain through no fault of Purchaser or the Permitted Parties, (ii) information that is disclosed by a person where such information is not obtained in breach of any agreement with Seller, (iii) to the extent that Purchaser is required to disclose information contained in the Confidential Information in accordance with applicable law/regulations or court order, or (iv) information disclosed by Purchaser solely in connection with any lawsuit between Purchaser and Seller arising from this Agreement.

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Section 20. 1031 Exchange.

Seller shall have the right, at its sole cost and expense, to structure the sale of the Premises in a manner that qualifies as a tax deferred exchange under Section 1031 of the Internal Revenue Code of 1986, as amended. Purchaser shall cooperate with Seller, at no additional expense or liability to Purchaser, in assisting Seller to utilize the provisions of Section 1031 of the Internal Revenue Code of 1986 with respect to the sale of the Premises to Purchaser if desired by Seller. Provided, the inability of Seller to utilize the provisions of Section 1031 of the Internal Revenue Code of 1986, as amended, with respect to the sale of the Premises from Seller to Purchaser shall not excuse Seller from performing its obligations under this Agreement.

JASS Realty, Seth, Jeremy and/or Andrew shall have the right, at each’s sole cost and expense, to structure the purchase of the Premises as “replacement property” within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended. Seller shall cooperate (at no additional cost, expense or liability to Seller) with JASS Realty, Seth, Jeremy and/or Andrew in assisting JASS Realty, Seth, Jeremy and/or Andrew to utilize the provisions of Section 1031 of the Internal Revenue Code of 1986, with respect to the purchase of its undivided tenant-in-common interest in the Premises from Seller if desired by JASS Realty, Seth, Jeremy and/or Andrew. Provided, the inability of JASS Realty, Seth, Jeremy and/or Andrew to utilize the provisions of Section 1031 of the Internal Revenue Code of 1986, as amended, with respect to the purchase of its undivided tenant-in-common interest in the Premises from Seller shall not excuse Purchaser from performing its obligations under this Agreement.

Section 21. Reallocation of Tenant-In-Common Interests.

Purchaser shall have the right, at any time prior to or after the Effective Date, to reallocate the tenant-in-common interests among each of JASS Realty, Seth, Jeremy and Andrew. Provided, that JASS Realty shall at all times have a minimum seventy percent (70%) tenant-in-common interest. Provided further, JASS Realty shall have the sole right to make all decisions on behalf of Purchaser.

Signatures appear on the following page

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

JASS REALTY COMPANY, LLC, a Kentucky limited liability company

By	/s/ Stuart J. Frankenthal

Printed Name	Stuart J. Frankenthal

Title	Manager

(“JASS Realty”)

/s/ Seth E. Frankenthal
SETH EVAN FRANKENTHAL

(“Seth”)

/s/ Jeremy S. Frankenthal
JEREMY SCOTT FRANKENTHAL

(“Jeremy”)

/s/ Andrew Marc Frankenthal
ANDREW MARC FRANKENTHAL

(“Andrew”)

(collectively, the “Purchaser”)

110 RIVERBEND, LLC, an Ohio limited liability company

By	/s/ J. Daniel Mohr

Printed Name	J. Daniel Mohr

Title	EVP & CFO

(the “Seller”)

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List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to this Agreement of Purchase and Sale, dated as of November 24, 2015, by and between JASS Realty Company, LLC, Seth Evan Frankenthal, Jeremy Scott Frankenthal, Andrew Marc Frankenthal, and 110 Riverbend, LLC., have not been provided herein:

EXHIBITS

Exhibit A – Lease Agreement

Exhibit B – Legal Description

Exhibit C – Base Rent

Exhibit D – Performance Guaranty

SCHEDULES

Schedule I – Severable Property

A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.